UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat (Luxembourg) S.A. Senior Notes Issuance

On January 6, 2017, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), an indirect wholly-owned subsidiary of Intelsat S.A., issued approximately $403,325,000 aggregate principal amount of 12.50% Senior Notes due 2024 (the “2024 Notes”) pursuant to an indenture dated January 6, 2017, between Intelsat Luxembourg, as issuer, and U.S. Bank National Association, as trustee (the “Indenture”).

Intelsat Luxembourg realized no cash proceeds from the issuance of the 2024 Notes. The 2024 Notes were issued as consideration in connection with the early settlement of the previously announced offer by Intelsat Luxembourg (the “Exchange Offer”) to exchange 2024 Notes for its 6.75% Senior Notes due 2018 (the “2018 Notes”).

Approximately $403,325,000 of the aggregate principal amount of outstanding 2018 Notes was acquired by Intelsat Luxembourg in connection with the early settlement of the Exchange Offer, and such notes were then cancelled.

The 2024 Notes are the senior unsecured obligations of Intelsat Luxembourg.

Covenants. The Indenture contains covenants that include, among other things, limitations on Intelsat Luxembourg’s and certain of its subsidiaries’ ability to: incur or guarantee additional indebtedness or issue disqualified or preferred stock; pay dividends or distributions on Intelsat Luxembourg’s ordinary shares or repurchase Intelsat Luxembourg’s ordinary shares; make certain investments; enter into transactions with affiliates; merge, consolidate, or amalgamate with another company; transfer and sell assets; and create liens on their assets to secure debt.

Events of Default. The Indenture also contains events of default with respect to: a default in any payment of interest on any 2024 Note when due that continues for 30 days; a default in the payment of principal or premium, if any, of any 2024 Note when due, whether at its stated maturity, upon optional redemption, upon required repurchase or otherwise; the failure by Intelsat Luxembourg or any of its restricted subsidiaries to comply for 60 days after written notice with the other agreements contained in the 2024 Notes or the Indenture; the failure by Intelsat Luxembourg or any of its significant subsidiaries to pay any indebtedness (other than indebtedness owing to a parent of Intelsat Luxembourg or a restricted subsidiary of Intelsat Luxembourg) within any applicable grace period after final maturity or the acceleration of any such indebtedness by the holders thereof because of a default, in each case, if the total amount of such indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent; certain events of bankruptcy, insolvency or reorganization of Intelsat Luxembourg or a significant subsidiary of Intelsat Luxembourg; or the failure by Intelsat Luxembourg or any significant subsidiary of Intelsat Luxembourg to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days.

Optional Redemption. On or after June 1, 2017, the 2024 Notes are redeemable at a price equal to 100% of the principal amount of the 2024 Notes redeemed, together with accrued and unpaid interest to, but excluding, the redemption date. Prior to June 1, 2017, the 2024 Notes may be redeemed at a price equal to 101.688% of the principal amount of the 2024 Notes redeemed, together with accrued and unpaid interest to, but excluding, the redemption date.

The foregoing summary is qualified in its entirety by reference to the Indenture, a copy of which is attached hereto as Exhibit 99.1.

The information contained in this report shall be deemed to be incorporated by reference into the confidential offering memorandum, dated December 20, 2016, with respect to the Exchange Offer.

Exhibits.

Exhibit No.	Document Description

99.1	Indenture, dated as of January 6, 2017, among Intelsat (Luxembourg) S.A., as Issuer, and U.S. Bank National Association, as Trustee (including the form of the 2024 Notes).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: January 6, 2017	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer